Exhibit 99.1

Bilibili Inc. Announces Fourth Quarter 2019 and Fiscal Year 2019 Financial Results

SHANGHAI, March 17, 2020 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI), a leading online entertainment platform for young generations in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Highlights:

•	Total net revenues reached RMB2,007.8 million (US$288.4 million), a 74% increase from the same period in 2018.

•	Average monthly active users (MAUs1) reached 130.3 million, mobile MAUs reached 116.1 million, representing increases of 40% and 46%, respectively, from the same period in 2018.

•	Average daily active users (DAUs) reached 37.9 million, a 41% increase from the same period in 2018.

•	Revenue per MAU was RMB15.4, a 24% increase from the same period in 2018. Non-game revenue per MAU was RMB8.7, an 83% increase from the same period in 2018.

•	Average monthly paying users (MPUs2) reached 8.8 million, a 100% increase from the same period in 2018.

“2019 was a transformational year as we gained broader recognition as the go-to online entertainment platform in China,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “We closed the year on a high-note, with exceptional user growth, top line results that exceeded our guidance and improved gross margin. Our diverse content library and unique community fuel continuous expansion of our user base. Both MAUs and DAUs reached record high in the fourth quarter, up 40% and 41% year-over-year, respectively. We are thrilled to see that our platform is increasingly welcomed by a mass audience. Our 2020 New Year’s Eve Gala event not only exemplified our deep understanding of young people’s interests, but also impressed generations born in the ’70s and ’80s, and quickly became one of the most talked about New Year’s Eve broadcasts in China. To further our growth momentum in 2020, we will continue to cultivate a healthy content ecosystem and enhance our community bond. Paired with our effective user acquisition strategy and improving commercialization capabilities, we are committed to unleashing the great potential of our expanding online entertainment ecosystem.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “For the fourth quarter of 2019, our total net revenues surpassed RMB2 billion, up 74% year-over-year, once again exceeding the top end of our guidance. We continue to convert our fast growing traffic to paying users with diverse premium content and services. MPUs grew 100% year-over-year, reaching 8.8 million in the fourth quarter of 2019. As our top line expands and operational efficiency improves, we are delighted to see increasing gross margin for three consecutive quarters, reaching 19.8% in the fourth quarter of 2019. In 2020, we are positioned to further execute on our growth strategy, with a keen focus on maximizing shareholder value, while maintaining our high quality growth standards.”

Fourth Quarter 2019 Financial Results

Total net revenues. Total net revenues were RMB2,007.8 million (US$288.4 million), representing an increase of 74% from the same period of 2018.

Mobile games. Revenues from mobile games were RMB871.4 million (US$125.2 million), representing an increase of 22% from the same period of 2018. The increase was primarily due to the increasing popularity of both existing and newly launched mobile games.

Live broadcasting and Value-added services (VAS). Revenues from live broadcasting and VAS were RMB570.9 million (US$82.0 million), representing an increase of 183% from the same period of 2018, mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for live broadcasting services and the Company’s premium membership program and other VAS.

Advertising. Revenues from advertising were RMB289.6 million (US$41.6 million), representing an increase of 81% from the same period of 2018. This increase was primarily attributable to the increase in revenues from brand advertising and performance-based advertising, driven by the enhancement of recognition of Bilibili’s brand name in China’s online advertising market.

E-commerce and others. Revenues from e-commerce and others were RMB275.9 million (US$39.6 million), representing an increase of 241% from the same period of 2018, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues was RMB1,609.9 million (US$231.2 million), representing an increase of 68% compared to the same period of 2018. Revenue-sharing cost, a key component of cost of revenues, was RMB705.1 million (US$101.3 million), representing an increase of 63% from the same period in 2018.

Gross profit. Gross profit was RMB397.9 million (US$57.2 million), representing an increase of 102% from the same period in 2018.

Total operating expenses. Total operating expenses were RMB817.9 million (US$117.5 million), representing an increase of 68% from the same period of 2018.

Sales and marketing expenses. Sales and marketing expenses were RMB413.2 million (US$59.3 million), representing a 127% increase year-over-year. The increase was primarily attributable to the increased channel and marketing expenses associated with Bilibili’s app and brand, including promotional activities for offline events, for example, the 2020 New Year’s Eve Gala, as well as promotional expenses for the Company’s mobile games. The increase was also attributed to the increase in headcount in sales and marketing personnel, and the increase in fulfillment costs associated with Bilibili’s e-commerce business.

General and administrative expenses. General and administrative expenses were RMB159.5 million (US$22.9 million), representing a 6% increase year-over-year.

Research and development expenses. Research and development expenses were RMB245.2 million (US$35.2 million), representing a 60% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel, and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB419.9 million (US$60.3 million), compared to RMB288.8 million in the same period of 2018.

Income tax expense. Income tax expense was RMB6.9 million (US$1.0 million), compared to RMB9.0 million in the same period of 2018.

Net loss. Net loss was RMB387.2 million (US$55.6 million), compared to RMB190.8 million in the same period of 2018.

Adjusted net loss3. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, was RMB336.9 million (US$48.4 million), compared to RMB152.0 million in the same period of 2018.

Basic and diluted EPS and adjusted basic and diluted EPS3. Basic and diluted net loss per share were RMB1.17 (US$0.17), compared to RMB0.59 in the same period of 2018. Adjusted basic and diluted net loss per share were RMB1.01 (US$0.15), compared to RMB0.46 in the same period of 2018.

Cash and cash equivalents, time deposits and short-term investments. As of December 31, 2019, the Company had cash and cash equivalents, time deposits, as well as short-term investments of RMB8.1 billion (US$1,158.9 million), compared to RMB5.2 billion as of December 31, 2018.

Fiscal Year 2019 Financial Results

Total net revenues. Total net revenues increased to RMB6,777.9 million (US$973.6 million), representing an increase of 64% from 2018.

Mobile games. Revenues from mobile games increased to RMB3,597.8 million (US$516.8 million), representing an increase of 23% from 2018. The increase was primarily due to the increased number of paying users for mobile games.

Live broadcasting and Value-added services (VAS). Revenues from live broadcasting and VAS increased to RMB1,641.0 million (US$235.7 million), representing an increase of 180% from 2018, mainly attributable to the Company’s enhanced monetization efforts, led by the increases in the number of paying users for Bilibili’s live broadcasting services, as well as its premium membership program and other VAS.

Advertising. Revenues from advertising increased to RMB817.0 million (US$117.4 million), representing an increase of 76% from 2018. This increase was primarily attributable to increased revenues from brand advertising and performance-based advertising.

E-commerce and others. Revenues from e-commerce and others were RMB722.1 million (US$103.7 million), representing an increase of 403% from 2018, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues increased by 71% to RMB5,587.7 million (US$802.6 million), compared to RMB3,273.5 million in 2018. Revenue-sharing cost, a key component of cost of revenues, was RMB2,494.4 million (US$358.3 million), representing an increase of 53% from 2018.

Gross profit. Gross profit increased to RMB1,190.2 million (US$171.0 million), representing an increase of 39% from 2018.

Total operating expenses. Total operating expenses increased to RMB2,685.4 million (US$385.7 million), representing an increase of 69% from 2018.

Sales and marketing expenses. Sales and marketing expenses were RMB1,198.5 million (US$172.2 million), representing a 105% increase year-over-year. The increase was primarily attributable to increased channel and marketing expenses associated with Bilibili’s app and brand, including offline events, as well as promotional expenses for the Company’s mobile games, an increase in headcount in sales and marketing personnel, and an increase in fulfillment costs associated with Bilibili’s e-commerce business.

General and administrative expenses. General and administrative expenses were RMB592.5 million (US$85.1 million), representing a 28% increase year-over-year. The increase was primarily due to increased general and administrative personnel-related expenses, increased amortization expense related to intangible assets acquired through business acquisitions, and increased other miscellaneous expenses associated with Bilibili’s business expansion.

Research and development expenses. Research and development expenses were RMB894.4 million (US$128.5 million), representing a 66% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB1,495.2 million (US$214.8 million), compared to RMB729.0 million in 2018.

Interest expense. Interest expense was RMB46.5 million (US$6.7 million), mainly derived from the convertible senior notes the Company offered in April 2019.

Income tax expense. Income tax expense was RMB35.9 million (US$5.2 million), compared to RMB26.0 million in 2018.

Net loss. Net loss was RMB1,303.6 million (US$187.2 million), compared to RMB565.0 million in 2018.

Adjusted net loss3. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, was RMB1,081.5 million (US$155.3 million), compared to RMB377.4 million in 2018.

Basic and diluted EPS and adjusted basic and diluted EPS3. Basic and diluted net loss per share were RMB3.99 (US$0.57), compared to RMB2.64 in 2018. Adjusted basic and diluted net loss per share were RMB3.30 (US$0.47), compared to RMB1.84 in 2018.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2019 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of December 31, 2019.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Outlook

For the first quarter of 2020, the Company currently expects net revenues to be between RMB2.15 billion and RMB2.20 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to change, particularly in light of the uncertainties related to how COVID-19 develops.

[1]

Beginning in the first quarter of 2019, the Company began counting mobile MAUs of Bilibili Comic and Maoer toward its MAUs. Bilibili Comic is a mobile application offering comic content the Company launched in November 2018. Maoer is a platform that offers audio drama. In December 2018, Company increased its shareholdings and acquired majority equity interests in Maoer Inc., operator of Maoer app. In the fourth quarter of 2019, Bilibili Comic and Maoer in aggregate contributed 7.5 million to Bilibili’s total MAUs.

[2]

The paying users are calculated by number of users who paid for games, live broadcasting, premium membership, Bilibili Comic and Maoer, after eliminating duplicates of users paid for multiple services other than users of Maoer. The Company adds the number of paying users of Maoer toward its total paying users without eliminating duplicates.

[3]

Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern time on March 17, 2020 (9:00 AM Beijing/Hong Kong time on March 18, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	800-906-601
China:	400-620-8038
Conference ID:	6064648

Participants should dial-in approximately 5 minutes before the scheduled start time and ask to be connected to the call for “Bilibili Inc.”

Additionally, a live and archived webcast of the conference call and investor presentation will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until March 24, 2020:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	6064648

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2018	December 31, 2019

	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	712,842	933,133	871,365	2,936,331	3,597,809
Live broadcasting and VAS	201,824	452,518	570,860	585,643	1,641,043
Advertising	159,917	247,186	289,595	463,490	817,016
E-commerce and others	80,962	226,126	275,949	143,467	722,054

Total net revenues	1,155,545	1,858,963	2,007,769	4,128,931	6,777,922
Cost of revenues	(958,501)	(1,507,684)	(1,609,854)	(3,273,493)	(5,587,673)
Gross profit	197,044	351,279	397,915	855,438	1,190,249

Operating expenses:
Sales and marketing expenses	(182,257)	(363,859)	(413,166)	(585,758)	(1,198,516)
General and administrative expenses	(150,063)	(163,217)	(159,524)	(461,165)	(592,497)
Research and development expenses	(153,483)	(247,308)	(245,168)	(537,488)	(894,411)

Total operating expenses	(485,803)	(774,384)	(817,858)	(1,584,411)	(2,685,424)

Loss from operations	(288,759)	(423,105)	(419,943)	(728,973)	(1,495,175)

Other income/(expense):
Investment income/(loss), net	75,113	513	(418)	96,440	96,610
Interest income	26,347	52,018	36,386	68,706	162,782
Interest expense	—	(16,047)	(14,858)	—	(46,543)
Exchange losses	(4,525)	(5,640)	(3,201)	(1,661)	(11,789)
Other, net	10,046	(5,362)	21,749	26,455	26,412

Total other income, net	106,981	25,482	39,658	189,940	227,472

Loss before income tax	(181,778)	(397,623)	(380,285)	(539,033)	(1,267,703)
Income tax	(9,046)	(8,082)	(6,926)	(25,988)	(35,867)

Net loss	(190,824)	(405,705)	(387,211)	(565,021)	(1,303,570)
Accretions to preferred shares redemption value	—	—	—	(64,605)	—
Net loss/(income) attributable to noncontrolling interests	10,852	(1,652)	4,370	13,301	14,597

Net loss attributable to the Bilibili Inc.’s shareholders	(179,972)	(407,357)	(382,841)	(616,325)	(1,288,973)

Net loss per share, basic	(0.59)	(1.24)	(1.17)	(2.64)	(3.99)
Net loss per ADS, basic	(0.59)	(1.24)	(1.17)	(2.64)	(3.99)
Net loss per share, diluted	(0.59)	(1.24)	(1.17)	(2.64)	(3.99)
Net loss per ADS, diluted	(0.59)	(1.24)	(1.17)	(2.64)	(3.99)
Weighted average number of ordinary shares, basic	307,015,929	327,231,439	327,692,893	233,047,703	323,161,680
Weighted average number of ADS, basic	307,015,929	327,231,439	327,692,893	233,047,703	323,161,680
Weighted average number of ordinary shares, diluted	307,015,929	327,231,439	327,692,893	233,047,703	323,161,680
Weighted average number of ADS, diluted	307,015,929	327,231,439	327,692,893	233,047,703	323,161,680

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2018	December 31, 2019

	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	5,019	6,381	5,715	28,173	23,281
Sales and marketing expenses	2,890	3,424	3,945	11,499	14,269
General and administrative expenses	14,939	21,855	16,287	102,544	68,497
Research and development expenses	12,571	19,688	15,607	38,977	66,503

Total	35,419	51,348	41,554	181,193	172,550

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	December 31,
	2018	2019
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	3,540,031	4,962,660
Time deposits	749,385	1,844,558
Accounts receivable, net	324,392	744,845
Prepayments and other current assets	990,851	1,511,191
Short-term investments	945,338	1,260,810

Total current assets	6,549,997	10,324,064

Non-current assets:
Property and equipment, net	394,898	516,087
Production cost	204,231	443,533
Intangible assets, net	1,419,435	1,657,333
Deferred tax assets	—	10,479
Goodwill	941,488	1,012,026
Long-term investments	979,987	1,251,129
Other long-term assets	—	301,916

Total non-current assets	3,940,039	5,192,503

Total assets	10,490,036	15,516,567

Liabilities
Current liabilities:
Accounts payable	1,307,598	1,904,042
Salary and welfare payables	246,815	355,936
Taxes payable	38,505	67,856
Deferred revenue	985,143	1,369,000
Accrued liabilities and other payables	720,773	575,763

Total current liabilities	3,298,834	4,272,597

Non-current liabilities:
Long-term debt	—	3,414,628
Other long-term liabilities	—	192,882

Total non-current liabilities	—	3,607,510

Total liabilities	3,298,834	7,880,107

Total Bilibili Inc.’s shareholders’ equity	6,950,796	7,052,484
Noncontrolling interests	240,406	583,976

Total shareholders’ equity	7,191,202	7,636,460

Total liabilities and shareholders’ equity	10,490,036	15,516,567

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

All amounts in thousands, except for share and per share data

	For the Three Months Ended			For the Year Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2018	December 31, 2019
	RMB	RMB	RMB	RMB	RMB

Net loss	(190,824)	(405,705)	(387,211)	(565,021)	(1,303,570)
Add:
Share-based compensation expenses	35,419	51,348	41,554	181,193	172,550
Amortization expense related to intangible assets acquired through business acquisitions	3,366	11,305	8,722	6,432	49,517

Adjusted net loss	(152,039)	(343,052)	(336,935)	(377,396)	(1,081,503)

Net loss attributable to the Bilibili Inc.’s shareholders	(179,972)	(407,357)	(382,841)	(616,325)	(1,288,973)
Add:
Share-based compensation expenses	35,419	51,348	41,554	181,193	172,550
Amortization expense related to intangible assets acquired through business acquisitions	3,366	11,305	8,722	6,432	49,517

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(141,187)	(344,704)	(332,565)	(428,700)	(1,066,906)

Adjusted net loss per share, basic	(0.46)	(1.05)	(1.01)	(1.84)	(3.30)
Adjusted net loss per ADS, basic	(0.46)	(1.05)	(1.01)	(1.84)	(3.30)
Adjusted net loss per share, diluted	(0.46)	(1.05)	(1.01)	(1.84)	(3.30)
Adjusted net loss per ADS, diluted	(0.46)	(1.05)	(1.01)	(1.84)	(3.30)
Weighted average number of ordinary shares, basic	307,015,929	327,231,439	327,692,893	233,047,703	323,161,680
Weighted average number of ADS, basic	307,015,929	327,231,439	327,692,893	233,047,703	323,161,680
Weighted average number of ordinary shares, diluted	307,015,929	327,231,439	327,692,893	233,047,703	323,161,680
Weighted average number of ADS, diluted	307,015,929	327,231,439	327,692,893	233,047,703	323,161,680